Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

December 6, 2017

VIA EDGAR

Anne Nguyen Parker, Esq.
Assistant Director
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	iPic Entertainment Inc. Draft Offering Statement on Form 1-A Filed October 23, 2017 File No. 367-00122

Dear Ms. Parker:

This letter sets forth the response of iPic Entertainment Inc. (the “Company”) to the comment letter, dated November 17, 2017 of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), confidentially submitted on October 23, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently, the Company is confidentially submitting Pre-Effective Amendment No. 1 to the Offering Statement (the “Amended Offering Statement”). We will also provide under separate cover a courtesy copy of the Amended Offering Statement, as submitted and marked to show changes from the Offering Statement. When indicated, the responses described below are contained in the Amended Offering Statement. References to page numbers in this letter refer to the pagination of the Amended Offering Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Offering Statement.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

General

1.	We note that you have been engaging in ongoing discussions with the staff regarding the possibility of conducting a Regulation A offering that includes both a best efforts offering and a firm commitment offering. We further note that this Form 1-A as filed contemplates only a best efforts offering. Please be advised that we will require sufficient time to consider and review the addition of any disclosure related to a firm commitment offering.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that the discussions with the Staff are still ongoing. The Company will give the Staff sufficient time to consider and review the addition of any disclosure related to a firm commitment offering, if any.

Part II

Offering Circular Cover Page

2.	Please include the disclosure required by Section a(1) of Part II of Form 1-A on the cover page. To the extent you are relying on Section a(1)(ii), please revise to comply with all requirements of Form S-1.

Response:

The Company has revised the disclosure on the cover page of the Amended Offering Statement in response to the Staff’s comment.

3.	We note your disclosure that you and the Selling Agent may determine to offer and sell up to an additional 1,350,000 Shares for additional aggregate gross proceeds of $24,975,000. This appears to be similar to an overallotment option. Overallotment options are appropriate only in a firm commitment offering in which the underwriter purchases the securities from the issuer or other person on whose behalf the offering is made before it commences sales to the public. Refer to footnote 48 of SEC Release No. 34-18528. Please provide an analysis supporting your belief that this arrangement is appropriate in the context of the contemplated offering.

Response:

The Company has revised the disclosure throughout the Amended Offering Statement to remove all references to an overallotment option.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

4.	We note your statement that “The Offering will terminate at the earlier of: (1) the date at which $24,975,000 of Shares has been sold…” Please clarify how you and the Selling Agent will offer and sell up to an additional 1,350,000 Shares for additional aggregate gross proceeds of $24,975,000 given that the Offering will terminate when the first $24,975,000 of Shares have been sold. In addition, please explain how you will offer and sell the additional 1,350,000 shares given that you have indicated in Part I that the number of securities offered is 1,350,000 and the total offering is $24,975,000.

Response:

The Company has revised the disclosure throughout the Amended Offering Statement to remove all references to an overallotment option.

5.	We note your statements that “We intend to apply to list our Class A Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol ‘IPIC.’ We expect our Class A Common Stock to begin trading on NASDAQ upon consummation of the Offering.” We also note your statement that “The Company may undertake one or more closings on a rolling basis; however, we currently intend to complete only one closing.” Please clarify whether you intend to undertake a closing if you have not met the NASDAQ minimum listing requirements such as the market value of publicly held shares, or whether you intend to undertake a closing only when you have met the listing standards. In addition, please reconcile the statement on page 25 that “…our common stock has been approved for listing on NASDAQ” with other statements in your filing that you intend to apply for listing.

Response:

The Company has revised the disclosure to make it clear that its preference is to undertake a closing only if it has met the NASDAQ minimum listing requirements. However, the Company does reserve the right to undertake one or more closings on a rolling basis even if it has not yet met the NASDAQ minimum listing requirements at such time.

The Company has revised the disclosure on page 25 of the Amended Offering Circular to make it clear that the Company intends to apply for listing on NASDAQ.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

6.	In light of your disclosures on the cover page and throughout the filing, please reconcile your indications in Part I that:

●	the issuer does not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3),

●	the issuer intends to price this offering after qualification pursuant to Rule 253(b); and

●	anticipated fees in connection with this offering and the names of service providers are blank.

Response:

The Company has revised the disclosure in Part I to make it clear that the Company does intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3).

The Company has revised the disclosure in Part I to make it clear that the Company does not intend to price this offering after qualification pursuant to Rule 253(b).

The Company has completed certain of the information relating to the names of the service providers and the fees that they are charging, and will complete the remainder of the information in one or more subsequent amendments to the Offering Statement.

Offering Circular Summary, page 1

Summary of the Transactions, page 2

7.	It appears that your contemplated reorganization in connection with the closing of the offering resembles an “Up-C” structure. Please revise to briefly explain the reasons why this offering is being conducted as such, including any potential tax benefits for existing owners.

Response:

The Company has included additional disclosure on pages 4 and 32 of the Amended Offering Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

The Transactions, page 29

iPic-Gold Class LLC Agreement, page 32

8.	We note your disclosure that the iPic-Gold Class LLC Agreement provides a redemption right to the Original iPic Equity Owners to have their LLC Interests redeemed, at your option, for newly-issued shares of your Class A common stock on a one-for-one basis or for a cash payment. Please explain how, in the event of cash payments, you will meet your obligation to ensure that at all times the number of LLC Interests that you own equals the number of shares of Class A common stock issued by you.

Response:

The Company respectfully advises the Staff that it intends to cause all of the ownership interests in iPic-Gold Class to be contributed to a newly formed Delaware limited liability company, iPic Gold Class Holdings LLC (“Holdings”), prior to the IPO. As a result, the redemption right will be with respect to the LLC Interests of Holdings, rather than with respect to the LLC Interests of iPic-Gold Class, and the Amended Offering Statement has been revised to reflect this updated structure.

The Company further advises the Staff that, if LLC Interests of Holdings are redeemed in exchange for cash proceeds from a sale of Class A common stock by the Company, the Company would contribute such cash proceeds to Holdings in exchange for an amount of newly-issued LLC Interests of Holdings equal to the number of shares of Class A common stock sold by the Company. In this manner, the one-for-one correspondence between the number of shares of Class A common stock issued by the Company and the number of LLC Interests owned by the Company would be preserved.

The Company additionally advises the Staff that it has clarified in the Amended Offering Statement that the Company may cause Holdings to redeem LLC Interests using cash on-hand at Holdings, rather than the proceeds form a sale of Class A common stock by the Company. If the redemption were to occur using cash on-hand at Holdings, no additional LLC Interests or shares of Class A common stock would be issued in order to preserve the one-for-one correspondence between the number of shares of Class A common stock issued by the Company and the number of LLC Interests owned by the Company.

Dilution, page 36

9.	Please tell us whether there is a difference between the persons comprising the “Original iPic Equity Owners” discussed throughout the offering statement and the “existing stockholders” discussed here. In this regard, we note your disclosure that the “discussion and the tables above exclude shares of Class B common stock” appears to exclude Original iPic Equity Owners from dilution calculations.

Response:

The Company has revised the disclosure on page 37 of the Amended Offering Statement in response to the Staff’s comment to change the “existing stockholders” to “Continuing iPic Equity Owners.”

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

Unaudited Pro Forma and Pro Forma As Adjusted Consolidated Financial Statements, page 38

10.	Please revise to have the description of the columns in the narrative match the description of the columns in the table.

Response:

The Company has revised the disclosure on page 39 of the Amended Offering Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Liquidity and Capital Resources, page 58

11.	Please revise to disclose your contractual obligations for each time period discussed as well as the total amount of contractual obligations for each time period. Refer to Item 303(a)(5) of Regulation S-K.

Response:

The Company has revised the disclosure on page 59 of the Amended Offering Statement in response to the Staff’s comment, in compliance with Item 303(a)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 79

12.	With respect to each entity discussed in this section, such as iPic Holdings, Inc. and iPic Holdings, LLC, please expand to disclose the nature of your relationship that would give rise to the entity being considered a related party. If material, disclose the principals or controlling persons of iPic Holdings, Inc. and iPic Holdings, LLC.

Response:

The Company has revised the disclosure on page 79 of the Amended Offering Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

Financial Statements

Consolidated Statements of Cash Flow, page F-7

13.	We note that operating cash flows for the year ended December 31, 2016 reflect net loss for the year adjusted for non-cash expenses including deferred rent of $24.1 million. In note 5 to your financial statements you disclose that total rent expense for 2016 was $12.1 million. Please tell us how you determined the $24.1 million non-cash adjustment for deferred rent.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the deferred rent increased by $24.1 million due primarily to (1) tenant improvement allowances received in January 2016 for $17,400,000 for the Fulton Market iPic location and $832,600 for the Ft. Lee iPic location, (2) a favorable lease amendment of $800,000, and (3) an increase in deferred rent payable during the year of $4.7 million.

14.	We note that your notes payable to related parties allow for the deferral of interest payments, which is typically referred to as payment in kind (PIK). We note from your statements of cash flows that you classify the deferral of interest as a non-cash adjustment to reconcile net loss to net cash provided by (used in) operating activities. Given that the PIK obligations are, in substance, accruals for interest incurred but not yet paid, please confirm to us that you plan to classify subsequent payments of deferred interest as operating cash outflows. Refer to ASC 230-10-45-17d and 28a for guidance. Please also tell us why the adjustments for deferred interest liability on the statements of cash flows are negative adjustments, which normally would indicate a non-cash item of income.

Response:

In response to the Staff’s comment, the Company has changed the description of the amount in question in the Amended Offering Statement to “Effective interest adjustment”. This amount relates to the difference between the deferred interest balance of the long-term RSA debt, as a result of the annual increase in interest rates during the term of the loan, as compared to the effective interest rate method used to recognize the expense. The effective interest adjustment is negative because the annual cash interest payments are larger than the interest expense being recorded on the effective interest method over the life of the debt. Cash interest is paid during the year, and we do not consider this to be a payment in kind. This is not a note payable to a related party, but rather part of the Long-term debt – related party. Further, the Company confirms that it will classify subsequent payments of deferred interest as operating cash outflows.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

Note 3 – Borrowings, page F-15

15.	It appears you classified the 5.00% VR iPic Finance, LLC notes as current liabilities at December 31, 2015 and classify them as long-term liabilities at December 31, 2016. Please tell us your basis for the different classification.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has updated its presentation to reflect the 5.00% VR iPic Finance, LLC notes (the “2015 Notes”) as long-term debt at both December 31, 2016 and 2015. The 2015 Notes have been properly reclassified to long-term in the table included on page F-17 as well as within our consolidated balance sheets.

16.	You disclose that payment of principal and interest on several of your notes payable to related parties are due only if the lenders (or their parents) are due distributions (to the extent of such distributions) and that the notes have no stated maturity. Please describe for us the nature and terms of the related agreements and how those terms impact your payment requirements for principal and interest on the notes. Please also provide an analysis of how you determined that long-term classification of the notes was appropriate under GAAP.

Response:

In response to the Staff’s comments, the Company has disclosed in the Amended Offering Statement that the Qualified Subordinated Debt is subordinated to the Company’s senior debt and all of other debt of the Company. No payment is allowed on these debts without the senior debtholder’s approval and only from excess cash flows as defined in the LLC agreement. The Company does not have any excess cash flows as defined and does not expect any within a year of the financial statement date. The Company has received letters from the noteholders of the one demand notes confirming that they will not demand payment of any notes until at least one year after they give notice to the holders thereof from the latest balance sheet date, and therefore the Company has classified these instruments as long-term debt.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

Note 2 – Investment in Affiliate, Page F-34

17.	Please revise to disclose in further detail the substance and business purpose of this transaction.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the affiliate was established to participate in the development a building of which the Company will be the lessee of a portion of the building. The purpose of the building will be for a new iPic theater location, as well as to serve as the relocated headquarters for our corporate offices. In total, iPic will lease approximately 65% of the available property.

18.	Please provide us with a calculation of the gain on consolidation and your basis for recognizing it.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the gain on consolidation of affiliate has been eliminated from the consolidated financial statements. The gain originally was recognized due to the consolidation of the Delray entity as the Company previously concluded it was the primary beneficiary of Delray (a variable interest entity). Subsequent to the Company’s confidential submission of the Offering Statement on October 23, 2017, the Company reevaluated its previous conclusions reached as to its determination of the primary beneficiary of Delray and determined that the Company is not the primary beneficiary. The Company is, therefore, precluded from consolidating Delray, thereby eliminating the gain upon consolidation. The Company has updated its consolidated financial statements and notes to the consolidated financial statements to reflect these updated conclusions.

The Company further respectfully advises the Staff that as part of the Company’s analysis, the Company has determined that the deconsolidation of Delray was considered immaterial. The deconsolidation resulted in an elimination of the gain on consolidation resulting in an increase to net loss of $2.4 million or 10.0% for the six month period ended June 30, 2017, and a decrease in total assets of $2.4 million or 1.5% as at June 30, 2017.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

Part III of Form 1-A, Index to Exhibits, page III-1

19.	Please file a legality opinion, as required by Item 17 of Part III to Form 1-A.

Response:

The Company acknowledges the Staff’s comment and confirms that it will file all exhibits required under Item 601 of Regulation S-K in one or more subsequent amendments to the Offering Statement.

20.	Please file copies of your registration rights agreement, the iPic-Gold Class LLC Agreement, and any tax receivables agreement you may have.

Response:

With respect to the Registration Rights Agreement, the Company acknowledges the Staff’s comment and confirms that it will file all exhibits required under Item 601 of Regulation S-K in subsequent amendments to the Offering Statement.

With respect to the LLC Agreement for iPic-Gold Class Entertainment, LLC, as more fully described in the response to comment #8 above, all of the ownership interests in iPic-Gold Class will be contributed to a newly formed Delaware limited liability company, iPic Gold Class Holdings LLC. As a result, the LLC agreement that will be relevant to potential investors in this offering is the LLC Agreement for iPic Gold Class Holdings LLC. This LLC Agreement is listed as Exhibit 6.5 in the Exhibit Index, and will be filed as an exhibit in a subsequent amendment to the Offering Statement.

With respect to the tax receivables agreement, the Company respectfully advises the Staff, as more fully described in the response to comment #7 above, that our structure does not contemplate a tax receivables agreement in connection with the transactions occurring simultaneously with its initial public offering.

United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
December 6, 2017

* * * * * * * * * * * * *

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Hamid Hashemi (iPic Entertainment Inc.)

Daniel Bursky, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Louis Taubman, Esq. (Hunter, Taubman, Fischer & Li LLC)